                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11-K
                                 AMENDMENT NO. 1

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 2000

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

               Commission file number 33-39386

    A. Full title of the plan and the address of plan, if different from that of the issuer named below:

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          (including 401(k) provisions)

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         TEXAS REGIONAL BANCSHARES, INC.
                       3900 North 10th Street, 11th Floor
                              McAllen, Texas 78501

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee
Texas Regional Bancshares, Inc.
  Employee Stock Ownership Plan
  (With 401(k) Provisions):


We have audited the accompanying statements of net assets available for plan benefits of the Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Line 4j - Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Austin, Texas
May 25, 2001

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999

                        ASSETS                                      2000             1999
                                                                ------------     ------------
Investments, at fair value
   Certificates of deposit .................................    $  1,363,898        1,167,893
   Common stock ............................................      20,607,080       15,875,616
   Participant loans .......................................           5,548            7,586
                                                                ------------     ------------
           Total investments ...............................      21,976,526       17,051,095
                                                                ------------     ------------

Cash .......................................................         108,814           43,043
Accrued interest and dividends .............................          97,985             --
Employer contributions receivable ..........................         283,921            4,764
                                                                ------------     ------------

           Assets available for plan benefits ..............      22,467,246       17,098,902

                     LIABILITIES

Excess contributions payable ...............................          (7,029)          (4,489)
                                                                ------------     ------------

           Net assets available for plan benefits ..........    $ 22,460,217       17,094,413
                                                                ============     ============

See accompanying notes to financial statements.

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)


        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 2000 and 1999

                                                          2000          1999
                                                      -----------    -----------
Investment income:
   Net appreciation in fair
     value of common stock .....................     $ 3,961,584       2,081,915
   Interest ....................................          80,336          60,932
   Dividends ...................................         407,379         263,145

Employer contributions .........................         733,921         959,764

Employee contributions .........................         875,644         697,875
                                                     -----------     -----------

           Total additions, net ................       6,058,864       4,063,631
                                                     -----------     -----------

Benefits paid to participants ..................         693,060       1,384,939
                                                     -----------     -----------

           Net increase in net assets
             available for plan benefits .......       5,365,804       2,678,692

Net assets for plan benefits:

   Beginning of year ...........................      17,094,413      14,415,721
                                                     -----------     -----------

   End of year .................................     $22,460,217      17,094,413
                                                     ===========     ===========

See accompanying notes to financial statements.

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)  DESCRIPTION OF THE PLAN

     The following description of the Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the ESOP or Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (A)  GENERAL

         The Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) is a defined contribution plan established effective January 1, 1990 for eligible employees of Texas Regional Bancshares, Inc. (the Company) and its subsidiaries (collectively, the Employer). The principal operating subsidiary of the Company is Texas State Bank. The ESOP is a complete amendment and restatement of the Texas Regional Bancshares, Inc. Target Benefit Plan (the Target Benefit Plan), a target benefit plan established in January 1, 1984 for eligible employees of the Company and its subsidiaries.

         The Plan is a stock bonus plan containing Section 401(k) features that is intended to qualify under Section 401(a) of the Internal Revenue Code, as amended (the Code). The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees who participated in the Company's Target Benefit Plan continue to participate in the ESOP.

     (B)  CONTRIBUTIONS

         A participant may authorize the Employer to make a Salary Reduction Contribution by reducing their salary and contributing an amount which shall not be less than 1% or more than 15% of the participant's compensation. Such contributions, when taken into account with other Employer contributions, shall not exceed the maximum deferral percentage computed in accordance with Internal Revenue Code 401(k)(3).

         The Employer may make a Discretionary Matching Contribution (Matching Contribution) on behalf of each participant up to a maximum of 100% of the participant's Salary Reduction Contribution. The maximum Matching Contribution shall be based on a participant's Salary Reduction Contribution; however, the Matching Contribution shall not exceed 4% of a participant's compensation.

         For purposes of the Matching Contribution, the participants' compensation for the first year of their eligibility to participate in the salary deferral and match provisions of the Plan shall be the compensation of the participant from the date of their initial Salary Reduction Contribution to the end of the Plan year.

         The Employer may make a Discretionary Basic Contribution (Basic Contribution) and a Discretionary Optional Contribution (Optional Contribution). All Employer contributions shall be determined at the sole discretion of the Board of Directors of the Company.

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     (C)  ELIGIBILITY

         Effective April 1, 2000, each employee who has attained age 21 shall become a participant and shall be eligible to make Salary Reduction Contributions and receive any Matching Contributions to the Plan on the first day of the calendar month following their completion of three consecutive months of service in which they are credited with at least 250 hours of service. Prior to April 1, 2000, each employee was eligible to make Salary Reduction Contributions and receive any Matching Contributions on January 1 or July 1, which ever the case may be, following their initial date of service provided they have attained age 21 and completed twelve consecutive months of service with 1,000 hours of service.

         Each employee shall become eligible to begin receiving the Basic Contribution and Optional Contribution on January 1 or July 1, whichever the case may be, following their initial date of service provided they have attained age 21 and completed 12 consecutive months of service with 1,000 hours of service.

     (D)  PARTICIPANT ACCOUNTS

         Each participant's account is credited with the Salary Reduction Contribution at the time the contributions are made. Each participant's account is adjusted annually with the amount of Employer contributions, if any, forfeitures and Plan earnings. Employer Optional Contributions and forfeitures are allocated in proportion to the amount that each participant's adjusted compensation, as defined, bears to the aggregate of all such participants' adjusted compensation at the end of the Plan year. The Basic Contribution, if any, is allocated as of the anniversary date, defined as the 31st day of December (last day of the Plan year), among the entitled participants in a manner necessary to satisfy the nondiscrimination requirements of the Code. Employer Matching Contributions, if any, are allocated as of the anniversary date among the participants based upon their Salary Reduction Contributions.

     (E)  VESTING

         Participants are immediately vested in their 401(k) contributions and Employer Basic and Matching Contributions plus allocated earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100% vested after six years of service, upon death, upon reaching normal retirement age or upon becoming disabled. The Plan is not considered top heavy under the Code Section 416.

     (F)  PARTICIPANT LOANS

         Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years unless the loan is for the primary residence of the participant. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee. Participant loans are carried at the outstanding loan balance, which approximates fair value.

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

                          Notes to Financial Statements

                           December 31, 2000 and 1999


        (G) PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The amounts in the Plan's participant accounts are then distributed to the Plan's participants who become automatically 100% vested upon Plan termination.

     (H)  PAYMENT OF BENEFITS

         Upon termination of service, with the approval of the Administrative Committee, a participant may elect to receive the value of their vested account balance either in the normal form of payment which is a straight-life annuity if single or a qualified joint and survivor annuity if married or one of the other optional forms of payment. The optional forms of payment include a lump-sum amount equal to the vested balance of the account, installments certain not to exceed the greater of the life expectancy of the participant or the joint lives and last survivor expectancies of the participant and the participant's designated beneficiary, a combination of the previous methods of payment or a direct rollover to a rollover account.

     (I)  ADMINISTRATION AND TRUSTEES

         The general administration of the Plan is performed by the Administrative Committee appointed by the Board of Directors of the Company. The Administrative Committee has broad powers regarding supervision and administration of the Plan.

         Pursuant to the terms of the Plan, the Company's Board of Directors has appointed three members to act as the Plan's Board of Trustees. Among other duties, the Board of Trustees is responsible for receiving and investing contributions, managing investments, making payments to members in accordance with the Plan and performing other actions as directed by the administrator.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF FINANCIAL STATEMENT PRESENTATION

         The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the statement and changes in net assets available for plan benefits for the period. Actual results could differ from those estimates.

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

                          Notes to Financial Statements

                           December 31, 2000 and 1999

       (B)  INVESTMENTS

         All of the investments of the Plan are held in trust by the Company. All investments are stated at fair value except participant loans which are carried at the outstanding loan balance, which approximates fair value. Quoted market prices are used to value investments. Unrealized appreciation or depreciation in the fair value of investments held at year end and realized gain or loss on sales of investments during the year are determined using the realized value at the beginning of the year or cost, if acquired, since that date. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         The investment in common stock is in that of the Company and the investments in certificates of deposit are issued by Texas State Bank. All investment income is attributable to investments with the Company or its subsidiary.

     (C)  TAX STATUS

         The Plan obtained its latest determination letter on July 29, 1993, in which the Internal Revenue Service stated that the Plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan has not applied for a new determination letter. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, that the Plan was qualified and tax exempt as of the financial statement date.

     (D)  EXPENSES

         All expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. The Company elected to pay all expenses in the years ended December 31, 2000 and 1999.

(3)  INVESTMENTS COMPRISING AT LEAST 5% OF NET ASSETS AVAILABLE  FOR PLAN
     BENEFITS

     The following individual investments comprised at least 5% of net assets available for plan benefits at December 31, 2000 and 1999.

                                  IDENTITY OF ISSUE,
                                     BORROWER OR               DESCRIPTION               FAIR
                DATE                SIMILAR PARTY             OF INVESTMENT             VALUE
       -----------------------  -----------------------   -----------------------  -----------------
       December 31, 2000        Texas Regional            Common stock,
                                   Bancshares, Inc.          634,064 shares
                                                             $1 par value            $  20,607,080

       December 31, 1999        Texas Regional            Common stock,
                                   Bancshares, Inc.          547,435 shares
                                                             $1 par value            $  15,875,616


                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     Certificates of deposit have interest rates ranging from 6.25 percent to
     6.68 percent and 5 percent to 6 percent at December 31, 2000 and 1999, respectively. The maturity dates of the certificates of deposit range from June 1, 2001 to January 22, 2002 and March 1, 2000 to December 2, 2000 as of December 31, 2000 and 1999, respectively.

     At December 31, 2000 and 1999, 540,155 and 484,446 shares of common stock, respectively, were nonparticipant-directed.

     During 2000, the Plan received 57,642 shares of common stock, which had a fair value at December 31, 2000 of $1,873,365, as a result of a 10 percent stock dividend paid by the Company.

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), which consist entirely of Texas Regional Bancshares, Inc. common stock, appreciated in value by $3,961,584 and $2,081,915 for the years ended December 31, 2000 and 1999, respectively.

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

           Schedule H, Line 4i Schedule of Assets Held at End of Year

                                December 31, 2000


   IDENTITY OF ISSUE,
    BORROWER, LESSOR,                                                  CURRENT
    OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT     COST         VALUE
 -----------------------    --------------------------  ----------   ----------
Certificates of deposit:
   * Texas  State Bank      6.25%, due June 1, 2001     $  56,267    $  56,267
   * Texas  State Bank      6.25%, due June 1, 2001       416,971      416,971
   * Texas  State Bank      6.65%, due March 2, 2002      304,779      304,779
   * Texas  State Bank      6.49%, due April 1, 2002      260,239      260,239
   * Texas  State Bank      6.44%  due November 2, 2001    71,795       71,795
   * Texas  State Bank      6.30%, due April 2, 2001      228,430      228,430
   * Texas State Bank       6.68%, due January 22, 2002    25,417       25,417
                                                        ---------    ---------
                                                        1,363,898    1,363,898
                                                        ---------    ---------
Common stock:
   * Texas Regional         Common stock 634,064 shares,
        Bancshares, Inc.      $1 par value              6,533,160   20,607,080
                                                        ---------   ----------

   * Participants           Participant loans, bearing
                              interest at 6%, due in
                              2003                          4,461        4,461

   * Participants           Participant loans, bearing
                              interest at 8.25%, due in
                              2002                          1,087        1,087
                                                       ----------    ---------

                                                            5,548        5,548
                                                       ----------    ---------

                                                       $7,902,606  $21,976,526
                                                       ----------  -----------

* Party-in-interest

See accompanying independent auditors' report

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

                  Line 4J - Schedule of Reportable Transactions

                          Year Ended December 31, 2000


 IDENTITY OF PARTY        DESCRIPTION        PURCHASE       COST OF      CURRENT VALUE OF ASSET
      INVOLVED             OF ASSET           PRICE          ASSET         ON TRANSACTION DATE
 ------------------     ------------------  -----------   -----------   -------------------------
Texas Regional          33,000 shares
  Bancshares, Inc.        of common stock   $  881,328      881,328              881,328


The additional columns required by this schedule are not applicable.



See accompanying independent auditors' report.

                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       TEXAS REGIONAL BANCSHARES, INC.
                                       EMPLOYEE STOCK OWNERSHIP PLAN
                                       (Including 401(k) provisions)


Date:      June 28, 2001               /s/ G. E. RONEY
     -----------------------------     --------------------------------------
                                       G. E. Roney
                                       Trustee

                        INDEX TO EXHIBITS FILED HEREWITH


                                                          SEQUENTIALLY
EXHIBIT                                                     NUMBERED
NUMBER                    EXHIBIT                             PAGE
-------                   -------                         ------------
   1            Independent Auditors' Consent